EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Nine Months Ended September 30, 2016	Year Ended December 31,
		2015	2014	2013	2012
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$4,829	$2,077	$2,381	$2,891	$2,340
Less:
Noncontrolling interest in pre-tax income of subsidiaries
that have not incurred fixed charges	13	51	38	36	844
Equity in net income of affiliates	65	83	107	166	183
Capitalized interest	6	2	3	—	—
Adjusted Income	4,745	1,941	2,233	2,689	1,313
Add:
Fixed charges	167	231	254	255	227
Distributed income of equity investments	75	105	153	149	229
Total Earnings	$4,987	$2,277	$2,640	$3,093	$1,769

Fixed Charges
Interest expense	$127	$184	$203	$199	$182
Capitalized interest	6	2	3	—	—
One-third of rental expense(1)	34	45	48	56	45
Total Fixed Charges	$167	$231	$254	$255	$227

Ratio of Earnings to Fixed Charges	29.86	9.86	10.39	12.13	7.79

(1)    Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1